Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SIGNING OF A MEMORANDUM OF
AGREEMENT WITH THE GOVERNMENT OF GUJARAT, INDIA, FOR
ESTABLISHMENT OF A MODERN DAIRY FARM AND DAIRY PLANT

Tel Aviv, Israel, February 13, 2008, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) announced that it has executed today, in the presence of the honorable Chief Minister of Gujarat, the ambassador of Israel to India, the Council General of Israel in Mumbai and ministers of the Gujarat Government, a Memorandum of Agreement with the Government of the State Gujarat, India pursuant to which EI, through a subsidiary, will establish a modern dairy farm with approximately 10,000 cows and an ultra modern dairy plant that will produce basic and premium dairy products. The farm and plant will be established on land measuring approximately 500 acres, allotted to the Company by the Government of Gujarat for this purpose.  The Memorandum is subject to the fulfilment of certain conditions specified therein.

This project will be executed in several phases and is planned to become operational within 24 months after commencement of work.

The total investment in the project is anticipated to be approximately US $100 million.

It is intended that the planned dairy farm will make use of the advanced technology and expertise developed in Israel, and will also include massive modernized contract-farming activities for the production of the food materials required for the dairy farm.

Mr. Mordechay Zisser, Executive Chairman of the Board, commented:

“There is no doubt that the Milk industry is one of the largest industries in the world and especially in the East. Our group’s pioneering spirit is constantly leading us into new areas. We see an amazing potential in the Indian dairy market. We intend that this project will become a pilot which will be duplicated by us in many other metropolitan areas in India. We anticipate that this new line of Elbit Imaging’s activity in India, which we have been pursuing for the last 12 months, will grow rapidly.

This project will enable us, once more, to combine good business with a strong contribution to the modernization and well being of the local population”.

Mr. Abraham (Rami) Goren, Executive Vice Chairman of the Board and the Head of the Indian Operations commented:

“Our activities in India continue to evolve rapidly. Following our initial foray into our traditional core area - the real estate market – and the healthcare sector, we are now embarking on our third line of business activity in India.

This project is premised on combining our accumulated experience in the Indian business arena with advanced Israeli technology and knowhow. We intend to continue this evolution into new areas of activities based on the same ideas.”

About Elbit Imaging Ltd.

EI is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EI's accounting policies, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lwolf-creutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com